Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

Kaydon Corporation

a Delaware corporation

at

$35.50 NET PER SHARE

Pursuant to the Offer to Purchase dated September 16, 2013

by

Dublin Acquisition Sub Inc.

a wholly owned subsidiary of

Atlas Management Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 15, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

September 16, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Dublin Acquisition Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (which we refer to as “Parent”), which is an indirect wholly owned subsidiary of Aktiebolaget SKF, a company formed under the laws of Sweden (which we refer to as “AB SKF”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.10 per share (which we refer to as “Shares”), of Kaydon Corporation, a Delaware corporation (which we refer to as “Kaydon” or the “Company”), at a purchase price of $35.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2013 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase and other related materials, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to the Shares; and

5. A return envelope addressed to Computershare Trust Company, N.A. (which we refer to as the “Depositary”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 P.M., New York City time, on October 15, 2013, unless the Offer is extended or earlier terminated.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2013 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Kaydon. The Merger Agreement provides that, immediately following the consummation of the Offer and subject to satisfaction or waiver of certain conditions, Purchaser will be merged with and into Kaydon (which we refer to as the “Merger”), with Kaydon continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.

After careful consideration, Kaydon’s board of directors, consisting of all disinterested directors, has unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, (ii) declare that it is in the best interests of the stockholders of Kaydon that Kaydon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommend that the stockholders of Kaydon accept the Offer and tender their Shares to Purchaser in the Offer.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary and either (A) the share certificates evidencing tendered Shares must be received by the Depositary or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, in each case prior to the Expiration Date (as defined in the Offer to Purchase).

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials related to the Offer to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, Computershare Trust Company, N.A. at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.